LEVON RESOURCES LTD.

Suite 400 – 455 Granville Street

Vancouver, BC V6C 1T1

Ph: 604-682-3701 Fax: 604-682-3600

www.levon.com

ir@levon.com

June 12, 2007	TSX-V Trading symbol: LVN
U.S. OTC BB symbol: LVNVF
Berlin & Frankfurt L09

CONGRESS PROPERTY UPDATE

Ron Tremblay, President of Levon Resources Ltd. (the “Company”) is pleased to announce that the prospecting program at the Company’s Congress Property which is situated in the Bridge River-Bralorne Pioneer Gold Mining District, British Columbia, has returned the following results: Two new mineralized zones have been found, the Boo Coo and the Ogee Zones.

The sampling was done by Mr. Gary Polischuck who collected chip samples across the Ozone and Boo Coo gold zones as follows:

BOO COO ZONE Trench 1

1 metre chip samples were taken across Trench 1 which is at an angle to the Boo Coo Zone. True width of the zone is estimated at 1.5m.

104708 Chip sample over 1 m width 3647 ppb Au

104709 Chip sample over 1 m width 1706 ppb Au

104710 Chip sample over 1 m width 7108 ppb Au

104711 Grab sample of breccia float. 5287 ppb Au over 0.3 m width

104712              15974 ppb Au Chip sample over 0.3 m width sample collected from HW contact of Boo Coo Zone.

BOO COO ZONE Trench 2

104715	29,548 ppb Au 1.5 m Chip sample across Boo Coo Zone (true width 1 m).

104716	28,499 ppb Au Grab sample from the 104715 sample location.

During the course of prospecting in this immediate area, the Ozone Shear was relocated and sampled. The results were as follows:

104713	2 ppb Au Chip sample over 0.6m.

104714	7485 ppb Au Grab sample from carbonate altered basalt footwall ozone shear.

A further 9 samples were collected which gave strongly anomalous gold values as follows:

104717	174.3 ppb Au Grab sample from LZ-06-02 drill site.

104718	2221.5 ppb Au Grab sample collected from the same location as 104717

104719	4567.6 ppb Au Chip sample across 20 cm collected about 40 m north of TR-04-04 Pepper Zone, probably the continuation of the Pepper Zone.

104720	7027.8 ppb Au Chip sample across 0.60 m appears to line up with the trench located at sample 104719 and is probably the Pepper Zone.

104721	269.9 ppb Au Chip sample across 1 m could be the Lou Zone or splay off.

104722	881.9 ppb Au Chip sample across 1.5 m collected about 30 m upslope from 104721.

104723	1648.7 ppb Au Chip sample across 0.40 m. Narrow oxidized shear zone with minor quartz and 6% pyrite. Sample collected 2 m east of 204722.

104724	805 ppb Au Chip sample across 0.5 m rusty red oxide with black argillaceous gouge and minor quartz. Sample collected 10 m above 104721.

104725	645 ppb Au Chip sample across 1.5 m rusty red oxide with black argillaceous gouge and minor quartz. Sample adjoins 104724.

Samples were analyzed by Acme Analytical Labs using an Aqua Regia Leach (15 g sample leached with 90 ml 2-2-2 HCL-HNOz-H2O at 95 degrees C for 1 hour) diluted to 300 ml and analyzed by ICP-MS.

The gold bearing samples will be re-assayed by standard fire assay followed by Aqua Regia digestion and ICP analysis.

OGEE ZONE

Samples have been submitted for assay and we are awaiting results.

This news release was prepared by Chris J. Sampson, P.Eng., a qualified person under NI-43-101.

For further information contact Levon Resources Ltd., at 604-682-3701, or log onto our website www.levon.com

On Behalf of the Board:

“Ron Tremblay”

Ron Tremblay, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.